Exhibit 99.1

TransAlta Declares Dividends

CALGARY, Dec. 14, 2018 /CNW/ - The Board of Directors of TransAlta Corporation (TSX: TA) (NYSE: TAC) today declared a quarterly dividend of $0.04 per common share payable on April 1, 2019 to shareholders of record at the close of business on March 1, 2019.

The Board of Directors also declared the following quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares for the period starting from and including December 31, 2018 up to but excluding March 31, 2019:

Preferred Shares	TSX Stock Symbol	Dividend Rate	Dividend Per Share	Record Date	Payment Date
Series A	TA.PR.D	2.709%	$0.16931	March 1, 2019	March 31, 2019
Series B*	TA.PR.E	3.743%	$0.23073	March 1, 2019	March 31, 2019
Series C	TA.PR.F	4.027%	$0.25169	March 1, 2019	March 31, 2019
Series E	TA.PR.H	5.194%	$0.32463	March 1, 2019	March 31, 2019
Series G	TA.PR.J	5.300%	$0.33125	March 1, 2019	March 31, 2019

*Please note the quarterly floating rate on the Series B Preferred Shares will be reset every quarter.

All currency is expressed in Canadian dollars except where noted. When the dividend payment date falls on a weekend or holiday, the payment is made the following business day.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

View original content:http://www.prnewswire.com/news-releases/transalta-declares-dividends-300765927.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2018/14/c7296.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:25e 14-DEC-18